Exhibit 4.4
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED UNDER SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934, AS AMENDED
Our common stock and our Preferred Stock, Series B Junior Participating, Purchase Rights are registered under Section 12 of the Securities Exchange Act of 1934, as amended. References herein to “we,” “us,” “our” or the “Company” refer to ON Semiconductor Corporation.
DESCRIPTION OF COMMON STOCK
In the paragraphs below, we describe our common stock. However, this summary does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, the provisions of our Certificate of Incorporation (the “Certificate”) and our bylaws (the “Bylaws”), each as amended, copies of which have been filed with the Securities and Exchange Commission (the “Commission”) and the applicable provisions of the Delaware General Corporation Law (the “DGCL”).
Authorized Capital Stock
The Certificate provides that the total number of shares of capital stock that may be issued by the Company is 1,250,100,000, and the number of authorized shares and the par value of the shares of each such class are as follows:

Class	No. of Shares Authorized	Par Value
Common	1,250,000,000	$0.01
Preferred	100,000	$0.01
Description of the Company’s Common Stock
Voting Rights
General
Except as otherwise provided by law or as set forth in the Certificate or as otherwise provided by any outstanding series of preferred stock, the holders of the Company’s common stock will have general voting power on all matters as a single class.
Votes Per Share
On each matter to be voted on by the holders of the Company’s common stock, each outstanding share of the Company’s common stock will be entitled to one vote per share.
Cumulative Voting
Holders of the Company’s common stock are not entitled to cumulative voting of their shares in elections of Directors.
Liquidation Rights
In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company, the prior rights of the Company’s creditors and the liquidation preference of any preferred stock then outstanding must first be satisfied. The holders of common stock will be entitled to share in the remaining assets of the Company on a pro rata basis.
Dividends
Subject to any preferential rights of any series of preferred stock, holders of shares of common stock will be entitled to receive dividends on the stock out of assets legally available for distribution when, as, and if authorized and declared by our Board of Directors. The payment of dividends on the common stock will be a business decision to be made by our Board of Directors from time to time based upon results of our operations and our financial condition and any other factors our Board of Directors considers relevant. Payment of dividends on the Company’s common stock may be restricted by loan agreements, indentures, and other transactions entered into by us from time to time. In addition, our principal income consists of dividends paid to us by our subsidiaries. Our subsidiaries’ ability to pay dividends could be limited or restricted from time to time by loan agreements, indentures, and other transactions or by law or regulatory authorities.
Preemptive and Other Rights
No holder of shares of any class or series of capital stock of the Company has any preemptive right to subscribe for, purchase, or otherwise acquire shares of any class or series of capital stock of the Company. The common stock has no conversion rights and is not subject to redemption. All outstanding shares of common stock are fully paid and nonassessable.
Transfer Agent and Registrar
The transfer agent and registrar for the Company’s common stock is currently Computershare Investor Services, LLC, but this may change from time to time.
Anti-Takeover Provisions
The DGCL, the Certificate, and the Bylaws contain provisions that could discourage or make more difficult a change in control of the Company, including an acquisition of the Company by means of a tender offer or an acquisition of the Company by means of a proxy contest and removal of the Company’s incumbent officers and directors, without the support of the Board of Directors. A summary of these provisions follows.
Board of Directors
Subject to the rights granted to holders of preferred stock, members of our Board of Directors (each a “Director” and collectively, “Directors”) may be removed from office for any reason with the affirmative vote of the majority of holders of the voting power of the Company’s capital stock entitled to vote generally in the election of Directors.
The Certificate limits the number of Directors. Within these limits, the Board of Directors must determine the exact number of Directors and may increase or decrease the size of the Board of Directors from time to time. Any vacancy on the Board of Directors may be filled by a majority of the Directors then in office, or in certain cases, by a sole remaining Director.
Under the Bylaws, subject to the rights granted to holders of preferred stock, each Director is elected by the vote of the majority of the votes cast with respect to that Director’s election at any meeting for the election of Directors at which a quorum is present. However, if, as of the 10th day preceding the date we first mail the notice of such meeting to our stockholders, the number of nominees exceeds the number of Directors to be elected (“Contested Election”), the Directors shall be elected by the vote of a plurality of the votes cast. A majority of votes cast means that the number of votes cast “for” a Director’s election exceeds the number of votes cast “against” that Director’s election (with “abstentions” and “broker non-votes” not counted as a vote cast either “for” or “against” that Director’s election).
In the event an incumbent Director fails to receive a majority of the votes cast in an election that is not a Contested Election, the incumbent Director must promptly tender his or her resignation to the Board of Directors. The Corporate Governance and Nominating Committee of the Company, or such other committee designated by the Board of Directors for this purpose (the “Committee”), shall make a recommendation to the Board of Directors as to whether to accept or reject the resignation of such incumbent Director, or whether other action should be taken. The Board of Directors must act on the resignation, taking into account the Committee’s recommendation, and publicly disclose (by a press release and filing an appropriate disclosure with the Commission) its decision regarding the resignation and, if such resignation is rejected, the rationale behind the decision, within 90 days following certification of the election results. The Committee, in making its recommendation, and the Board of Directors, in making its decision, each may consider any factors and other information that it considers appropriate and relevant. If the Board of Directors accepts a Director’s resignation pursuant to these provisions, or if a nominee for Director is not elected and the nominee is not an incumbent Director, then the resulting vacancy may be filled by vote of a majority of the Directors then in office.
This system of electing and removing Directors may discourage a third party from making a tender offer, or otherwise attempting to obtain control of the Company, because it generally makes it more difficult for stockholders to replace a majority of the Directors.
Stockholder Meetings
Under the Bylaws, except as described below, only the Board of Directors or the chair of the Board of Directors may call special meetings of stockholders, and any business conducted at any special meeting will be limited to the purpose or purposes specified in the order calling for the special meeting. The Bylaws also provide that, subject to certain requirements and restrictions, a special meeting of stockholders may also be called upon the written request of stockholders holding at least 25% of the voting power of the outstanding capital stock of the Company entitled to vote on the matters to be brought before the proposed special meeting. The requesting stockholders must timely provide certain specified information, including information with respect to the requesting stockholders and the beneficial owners, if any, on whose behalf the proposal is made, their holdings of Company stock, the matters to be acted upon at the proposed special meeting, and any material interest of the requesting stockholders and beneficial owners in such matters.
Requirements for Advance Notification of Stockholder Nominations and Proposals
The Bylaws contain provisions requiring stockholders to give advance written notice to the Company of a proposal or Director nomination in order to have the proposal or the nominee considered at an annual meeting of stockholders. The written notice must usually be given not less than 90 nor more than 120 days before the first Tuesday in June (or, if the Board of Directors has designated another date for an annual meeting, not less than 90 nor more than 120 days before such other date, or, if such other date has not been publicly disclosed or announced at least 105 days in advance, then not less than 15 days after the initial public disclosure or announcement of the date). The stockholders submitting the proposal or Director nomination must timely provide certain specified information, including a brief description of the proposal, the name and address of the stockholder, the class and number of shares owned by the stockholder, and any material interest of the stockholder in such proposal.
Undesignated Preferred Stock
The Certificate authorizes the issuance of undesignated or “blank check” preferred stock. The authorization of blank check preferred stock makes it possible for the Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. These and other provisions may have the effect of deferring hostile takeovers or delaying, deterring, or preventing a change in control or management of the Company.
Business Combinations with Interested Stockholders
The Certificate provides that Section 203 of the DGCL shall not apply to or govern the Company.
Amendment of Charter or Bylaw Provisions
The amendment of specified provisions of the Certificate and Bylaws requires approval by holders of at least 66 2/3% of the voting power of the Company’s capital stock entitled to vote in the election of Directors. Among other such provisions are the provisions described above under the headings “Stockholder Meetings,” “Requirements for Advance Notification of Stockholder Nominations and Proposals,” and “Business Combinations with Interested Stockholders.” In addition, the same vote would be required to change this voting requirement.
DESCRIPTION OF Preferred Stock, Series B Junior Participating, Purchase Rights
In the paragraphs below, we describe our Preferred Stock, Series B Junior Participating, Purchase Rights. However, this summary does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, the provisions of the Rights Agreement (as defined below) and the Certificate of Designations (as defined below), copies of which have been filed with the Commission.
Rights Agreement

On June 7, 2020, the Board of Directors authorized and declared a dividend of one Series B Junior Participating, Purchase Right (a “Right”) for each outstanding share of common stock. The dividend was payable on June 18, 2020 (the “Record Date”), to the holders of record of shares of common stock as of 5:00 P.M., New York City time, on the Record Date. The description and terms of the Rights are set forth in a Rights Agreement, dated as of June 8, 2020 (as the same may be amended from time to time, the “Rights Agreement”), between the Company and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agent”).
The Rights
The Rights were issued in respect of all shares of common stock outstanding on the Record Date. The Rights will initially trade with, and will be inseparable from, the common stock, and the record holders of shares of common stock will be the record holders of the Rights. The Rights will be evidenced only by certificates (or, in the case of uncertificated shares, by notations in the book-entry account system of the transfer agent for the common stock) that represent shares of common stock. Rights will also be issued in respect of any shares of common stock that shall become outstanding after the Record Date and, subject to certain exceptions specified in the Rights Agreement, prior to the earlier of the Distribution Date (as defined below) and the Expiration Date (as defined below).
Exercise; Distribution Date; Transfer of Rights; Right Certificates
The Rights are not exercisable until the Distribution Date. After the Distribution Date and prior to the time any person or group of affiliated or associated persons becomes an Acquiring Person (as defined below), each Right will be exercisable to purchase from the Company one one-hundred-thousandth of a share (a “Unit”) of Series B Junior Participating Preferred Stock, par value $0.01 per share, of the Company (the “Preferred Stock”), at a purchase price of $100.80 per Unit (the “Purchase Price”), subject to adjustment as provided in the Rights Agreement. This portion of a share of Preferred Stock will give the stockholder approximately the same dividend, voting or liquidation rights as would one share of common stock. Prior to exercise or exchange, Rights holders in their capacity as such have no rights as a stockholder of the Company by virtue of holding Rights, including the right to vote and to receive dividends.
The “Distribution Date” is the earlier of (i) the tenth business day after the public announcement that a person or group of affiliated or associated persons has become an Acquiring Person or such earlier date, as determined by the Board of Directors, on which an Acquiring Person has become such, and (ii) such date (prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person), if any, as may be determined by the Board of Directors following the commencement of, or the first public announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person or group of affiliated or associated persons becoming an Acquiring Person. A person or group of affiliated or associated persons becomes an “Acquiring Person” upon acquiring beneficial ownership of 15% or more of the outstanding shares of common stock, except in certain situations specified in the Rights Agreement.
Certain synthetic interests in securities created by derivative positions – whether or not such interests are considered to be ownership of the underlying shares of common stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) – are treated as beneficial ownership of the number of shares of common stock equivalent to the economic exposure created by the derivative security, to the extent actual underlying shares of common stock are directly or indirectly beneficially owned by the counterparty to such derivative security (or by a counterparty to such first counterparty, or any other successive counterparty). Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Agreement are exempted from such imputed beneficial ownership.
Until the earliest of (i) the Distribution Date and (ii) the Expiration Date (as defined below), the Rights will be transferable only in connection with the transfer of the underlying common stock, and any transfer of shares of common stock will constitute a transfer of the associated Rights. After the Distribution Date, the Rights will separate from the common stock and, as soon as practicable after the Distribution Date, separate certificates evidencing the

Rights (“Rights Certificates”) will be mailed to holders of record of the common stock as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights.
Expiration Date

The Rights will expire on the earliest of (i) the close of business on June 7, 2021, (ii) the time at which the Rights are redeemed pursuant to the Rights Agreement, (iii) the closing of any merger or other acquisition transaction involving the Company that has been approved by the Board of Directors, at which time the Rights are terminated, and (iv) the time at which the Rights are exchanged pursuant to the Rights Agreement (such earliest date, the “Expiration Date”).
Consequences of a Person or Group Becoming an Acquiring Person
Flip-In Trigger. Subject to the Company’s exchange rights (as described below), if any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right (other than Rights beneficially owned by an Acquiring Person, affiliates and associates of an Acquiring Person and certain transferees thereof, which Rights will thereupon become null and void) will thereafter have the right to receive upon exercise of a Right that number of shares of common stock having a market value of two times the Purchase Price.
Flip-Over Trigger. If, after any person or group of affiliated or associated persons has become an Acquiring Person, the Company is acquired in a merger, consolidation or combination or 50% or more of its consolidated assets, cash flow or earning power are transferred, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person, affiliates and associates of an Acquiring Person and certain transferees thereof, which Rights will have become null and void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person (or its parent) with whom the Company has engaged in the foregoing transaction having a market value of two times the Purchase Price.
Exchange Feature. At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by an Acquiring Person of 50% or more of the outstanding shares of common stock, the Board of Directors may exchange the Rights (other than Rights owned by an Acquiring Person, affiliates and associates of an Acquiring Person and certain transferees thereof, which Rights will have become null and void), in whole or in part, for shares of common stock or Units of Preferred Stock (“Exchange Securities”), at an exchange ratio of one Exchange Security per Right.
Redemption of the Rights
At any time before the close of business on the tenth business day after the public announcement that a person or group of affiliated or associated persons has become an Acquiring Person or such earlier date, as determined by the Board of Directors, on which an Acquiring Person has become such, the Board of Directors may redeem the then-outstanding Rights in whole, but not in part, for $0.0001 per Right (the “Redemption Price”). The Redemption Price is payable, at the option of the Company, in cash, common stock or such other form of consideration as the Board of Directors shall determine. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The Redemption Price will be subject to adjustment to appropriately reflect any stock split, stock dividend or similar transaction occurring after the date of the Rights Agreement.
If the Company receives a Qualifying Offer (as defined in the Rights Agreement) and the Company does not redeem the Rights, the Company may exempt such Qualifying Offer from the Rights Agreement, or call a special meeting of stockholders to vote on whether or not to exempt such Qualifying Offer from the Rights Agreement, in each case within 90 days of the commencement of the Qualifying Offer (within the meaning of Rule 14d-2(a) under the Exchange Act). In addition, the holders of record of 25% or more of the outstanding shares of common stock (excluding shares held by the person making the Qualifying Offer or by such person’s affiliates or associates) may submit a written demand to the Board of Directors (the “Special Meeting Demand”), not earlier than 90 days and not later than 120 days following the commencement of the Qualifying Offer (within the meaning of Rule 14d-2(a) under the Exchange Act), directing the Board of Directors to propose a resolution exempting the Qualifying Offer from the Rights Agreement to be voted upon at a special meeting to be convened within 120 days following the Board of Director’s receipt of the Special Meeting Demand (the “Special Meeting Period”). The Board of Directors must take the necessary actions to cause such resolution to be submitted to a vote of stockholders at a special meeting within the Special Meeting Period. The Board of Directors may recommend in favor of or against or take no position with respect to the adoption of such resolution, as it determines to be appropriate in the exercise of its fiduciary duties.
Amendment
For so long as the Rights are then redeemable, the Company may supplement and amend the Rights Agreement in any manner. After the Rights are no longer redeemable, the Company may supplement and amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights (other than an Acquiring Person, affiliates and associates of an Acquiring Person and certain transferees thereof).

Anti-Dilution Provisions
The Board of Directors may adjust the Purchase Price, the number of shares of Preferred Stock issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Stock or common stock or certain other specified transactions. No adjustments to the Purchase Price of less than 1% are required to be made.
Description of the Preferred Stock
Each Unit of Preferred Stock, if issued:

•	Will not be redeemable.

•	Will entitle holders to quarterly dividend payments of $0.001 per Unit, or an amount equal to the dividend paid on one share of common stock, whichever is greater.

•	Will entitle holders upon liquidation either to receive $0.01 per Unit, or an amount equal to the payment made on one share of common stock, whichever is greater.

•	Will have the same voting power as one share of common stock.

•	If shares of common stock are exchanged as a result of a merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.
The value of one Unit of Preferred Stock should approximate the value of one share of common stock.
Certificate of Designations
In connection with the adoption of the Rights Agreement, the Board of Directors approved a Certificate of Designations of the Series B Junior Participating Preferred Stock (the “Certificate of Designations”). The Certificate of Designations was filed with the Secretary of State of the State of Delaware on June 8, 2020. The Certificate of Designations sets forth the rights, powers and preferences of the Preferred Stock.